EX-28.h.10

FEE WAIVER AGREEMENT

NATIONWIDE GROWTH FUND

THIS FEE WAIVER AGREEMENT, effective as of July 1, 2011, by and between NATIONWIDE FUND ADVISORS (“NFA”) and NATIONWIDE MUTUAL FUNDS, a Delaware statutory trust (the “Trust”), on behalf of the Nationwide Growth Fund (the “Growth Fund”).

WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management company of the series type, and the Growth Fund is a separate series of the Trust; and

WHEREAS, NFA serves as investment adviser to the Trust, including the Growth Fund, pursuant to an investment advisory agreement, dated May 1, 2007, between NFA and the Trust, under which the Trust pays fees to NFA as specified therein (“Advisory Fees”); and

WHEREAS, pursuant to a Fee Waiver Agreement, dated October 18, 2010 (as renewed May 1, 2011), between NFA and the Trust (“Old Fee Waiver Agreement”), NFA waives a portion of Advisory Fees in respect of the Growth Fund because of a reduction in the amount of NFA’s obligation to pay fees to the Growth Fund’s subadviser; and

WHEREAS, NFA and the Trust desire to replace the Old Fee Waiver Agreement with this Agreement in order to establish an amount certain, as expressed in basis points, that NFA will waive of Advisory Fees it earns in respect of the Growth Fund.

NOW, THEREFORE, the parties hereto agree as follows:

1.	Fee Waiver Amount:

1.1 NFA agrees to waive an amount of Advisory Fees in respect of the Growth Fund equal to 0.04% per annum, calculated monthly based on the Growth Fund’s average daily net assets.

1.2 NFA acknowledges that it shall not be entitled to collect on, or make a claim for, Advisory Fees waived hereunder at any time in the future.

2.	Term and Termination of Agreement:

2.1 This Agreement shall continue in effect until June 30, 2012.

3.	Miscellaneous:

3.1 This Agreement supersedes and replaces the Old Fee Waiver Agreement.

3.2 Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

3.3 Interpretation. Nothing herein contained shall be deemed to require the Trust or the Growth Fund to take any action contrary to the Trust’s Agreement and Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which the Trust or Growth Fund is subject or by which the Trust or Growth Fund is bound, or to relieve or deprive the Trust’s Board of Trustees of the Board’s responsibility for and control of the conduct of the affairs of the Trust or the Growth Fund.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the day and year first above written.

NATIONWIDE MUTUAL FUNDS

By: /s/ Michael S. Spangler

Name: Michael S. Spangler

Title: President

NATIONWIDE FUND ADVISORS

By: /s/ Michael S. Spangler

Name: Michael S. Spangler

Title: President